Plan Pursuant to Rule 18f-3
Davis New York Venture Fund, Inc.
Davis Series, Inc.
("Davis Funds")
March 28, 2017

I.	Policy
New York Venture Fund, Inc. and Davis Series, Inc. (the "Companies") are each registered investment companies offering multiple series of mutual funds (each a "Fund" and collectively the "Davis Funds"). The Companies elect to offer different Classes of shares of their Funds' common stock pursuant to Rule 18f-3 under the following plan ("Plan").
A.	Directors Determine Class Characteristics
The characteristics of each Class of shares (and any exchange privileges) are determined by the Board of Directors and may be amended by the Board of Directors (including by a majority of the Directors who are not "interested persons" of the Davis Funds) from time-to-time. The amendments are effective when published in the Davis Funds' prospectuses and/or statements of additional information.
B.	Rights of Each Class of Shares
Each Class of shares represents interests in the same portfolio of investments of a Fund, and may be identical in all respects to each other Class, except as set forth below. The differences among the various Classes of shares of a Fund will relate to (1) distribution, service, and other charges and expenses, as provided for in the sections of this Plan controlling "Income and Expenses"; (2) the exclusive right of each Class of shares to vote on matters submitted to shareholders that relate solely to that Class, or the separate voting right of each Class, on matters for which the interests of one Class differ from the interests of another Class; and (3) such differences relating to (a) eligible investors; (b) the designation of each Class of shares; (c) conversion features; and (d) exchange privileges each as may be set forth in the Fund's prospectus and statement of additional information, as the same may be amended from time to time.
C.	Davis Funds Currently Offer Six Classes of Shares
The Davis Funds Plan encompasses six Classes of shares (not every Fund may offer all six Classes). Each of the Classes of shares are described in the Davis Funds' prospectuses and statements of additional information, which are the controlling documents. The following is a brief summary of each Class of shares.
1.
Class A shares. Class A shares are sold with a front-end sales charge ("FESC") subject to certain exceptions, a contingent deferred sales charge ("CDSC") under certain circumstances, and to Rule 12b-1 fees ("Rule 12b-1 fees") at an annual rate of up to 25 basis points (0.25%).

2.
Class B shares. Class B shares are sold at net asset value subject to (a) Rule 12b-1 fees at an annual rate of up to 125 basis points (1.25%) and (b) a CDSC for redemptions or repurchases by the Registrant effected within a certain period of time not exceeding eight years from the date of purchase. Class B shares outstanding automatically convert to Class A shares in a specified time period.

3.	Class C shares. Class C shares are sold at net asset value subject to a fee upon redemption within one year of purchase and Rule 12b-1 fees at an annual rate of up to 125 basis points (1.25%).
4.	Class Y shares. Class Y shares are sold at net asset value with no Rule 12b-1 charges. Class Y shares are available only to certain types of investors described in the prospectus.
5.
Class R shares. Class R shares are sold at net asset value subject to Rule 12b-1 charges at an annual rate of up to 75 basis points (0.75%). Class R shares are available only to certain types of investors described in the prospectus.

6.
Class T shares. Class T shares are sold with a FESC, subject to certain exceptions, and to Rule 12b-1 fees at an annual rate of up to 25 basis points (0.25%) through an intermediary using an omnibus account.

D.	Exchange Privileges
Exchange privileges are established by the Board of Directors from time-to-time and published in the Davis Funds' prospectuses and/or statements of additional information. In summary, for a nominal exchange fee (or for no fee), shares of a Class of one Fund may be exchanged for shares of the same Class of another Fund at net asset value, as applicable.
E.	Income and Expenses
1.
Non-Money Market Funds. For Funds that do not qualify as money market funds under Rule 2a-7, income, realized and unrealized capital gains and losses, and expenses not allocated to a particular Class are allocated to each Class on the basis of relative net assets. The following expenses are allocated to a particular Class:

a.	Rule 12b-1 expenses;
b.	Incremental transfer agency expenses; and
c.	Other expenses, if actually incurred at the Class level and not at the Fund level.
2.
Money Market Funds. For Funds that qualify as money market funds under Rule 2a-7, all income, realized and unrealized capital gains and losses, and expenses shall be allocated at the Fund level without regard to any separate Classes of shares.

F.	Reimbursement and Waivers
Notwithstanding the foregoing, the Fund's investment adviser or its affiliates (or other persons providing services to the Fund) may waive or reimburse the expenses of a specific Class or Classes to the extent permitted by Rule 18f-3 under the 1940 Act and any other applicable law.
G.	Voting Rights
Each Class will vote separately with respect to any matter as required by applicable law or that separately affects that Class.
H.	Adoption, Amendment and Termination
1.	Rule 18f-3. This Plan is adopted pursuant to Rule 18f-3 under the Investment Company Act of 1940.
2.
Initial Approval. This Plan shall become effective upon approval by a majority of the Board of Directors, including a majority of those Directors who are not interested persons of the Davis Funds, finding that the Plan, including the expense allocation, is in the best interests of each Class individually and the Fund as a whole. Before any vote on the Plan, the Directors shall request and evaluate such information as may be reasonably necessary to evaluate the Plan.

3.
Amendments and Termination. This Plan may be amended or terminated at any time by the Directors following the same procedures as required for initial approval. This Plan may remain in effect with respect to a particular Class or Classes of shares of the Fund even if it has been terminated in accordance with this paragraph with respect to any other Class of shares.